Exhibit 99.1

FROM:	Kerzner International Limited
The Bahamas
Contact: Omar Palacios
Omar.Palacios@kerzner.com
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES EXERCISE OF OVER-ALLOTMENT

PARADISE ISLAND, The Bahamas, December 18, 2002 – Kerzner International Limited (NYSE: KZL) (the “Company”) announced today that the underwriters in the recent public offering (the “Offering”) by Kersaf Investments Limited (“Kersaf”) of 2,000,000 ordinary shares of the Company have exercised the 300,000 ordinary share over-allotment option in full.

Kersaf granted this over-allotment option to the underwriters and the Company will not receive any proceeds associated with the exercise of the option. The closing of the over-allotment option is expected to occur simultaneously with the closing of the Offering on December 18, 2002.

Bear, Stearns & Co. Inc. and Deutsche Bank Securities acted as Joint Book-Running Managers for the offering.

A copy of the prospectus supplement relating to the Offering may be obtained from Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, NY 10179, (212) 272-2000.

A registration statement relating to these securities has been filed with and has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company’s public filings with the Securities Exchange Commission.